Dear T. Rowe Price shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 8 on the T. Rowe Price Group, Inc. (“T. Rowe Price” or “the Company”) 2017 proxy ballot.

The resolved clause states:

Shareowners request that the Board of Directors initiate a review and issue a report on our proxy voting policies and practices related to climate change prepared at reasonable cost and omitting proprietary information.

Our Rebuttal to the Company’s Opposition Statement and Rationale to vote FOR follows:

There is global scientific consensus on the reality of climate change and the toll it is already taking around the world. As evidenced by the Paris Climate Agreement signed in 2015, virtually every country in the world is committed to policies that reduce the carbon pollution causing climate change.

Climate change is an investment risk — with distinct physical, regulatory, and economic dimensions — which is too large to ignore. Addressing climate change-related risks is now an integral part of sound investment practice:

•
In 2015, 409 investment institutions with assets totaling more than $24 trillion declared that the global investment community is “acutely aware of the risks climate change presents to our investments.”[2] The group (which included publicly traded investment companies like BlackRock and large institutional asset owners like CalPERS) pledged to assess climate change-related risks in their investment portfolios and engage with companies in which they invest about their own climate change-related risks.[3]

•
In a September 2016 report, BlackRock detailed climate change-related risks and opportunities for investors and argued that institutions must “take advantage of a growing array of climate-related investment tools and strategies to manage risk.”[4]

•
A taskforce chaired by Michael Bloomberg under the Financial Stability Board of the G20 wrote that climate change presents “significant” risks to companies and the global economy. Moreover, investors need climate-related financial disclosures from companies “to appropriately assess and price climate-related risks and opportunities.”[5]

Proxy voting on shareholder proposals is a primary avenue for investors to communicate with companies.

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.
2 http://globalinvestorcoalition.org/wp-content/uploads/2016/09/2014_GlobalInvestState_ClimChange_092316.pdf
3 Ibid.
4 https://www.blackrock.com/investing/literature/whitepaper/bii-climate-change-2016-us.pdf
5 https://www.fsb-tcfd.org/wp-content/uploads/2016/12/16_1221_TCFD_Report_Letter.pdf

In the words of a former SEC chair, “one of the most important ways that shareholders have to express their views to company management is through the annual proxy process.”6

T. Rowe Price has acknowledged the climate change-related risks and opportunities facing its own operations and the companies in which T. Rowe Price and its subsidiaries invest. In 2010, T. Rowe Price became a signatory of the UN Principles for Responsible Investment (UNPRI), committing to incorporate environmental, social and governance (ESG) issues into its investment process.7 The Company affirms the “PRI framework” in its own ESG Policy Statement as, among other things, “an effective means to…improve disclosure from companies globally.”8

In its 2016 response to a survey by the Carbon Disclosure Project (CDP), T. Rowe Price described how the Company and its subsidiaries integrate climate change research and analysis into the investment process: “climate change risks and opportunities impact our decisions as an investment manager by informing whether to invest or retain investment in particular companies.”9

T. Rowe Price has a commitment to vote its proxies responsibly on proposals addressing key environmental and social risks. The Company’s Proxy Voting Guidelines commit to analyze every such proposal on a case-by-case basis, and T. Rowe Price says that: “we support well targeted proposals addressing concerns that are particularly relevant for a company’s business that have not yet been adequately addressed by management.”10

But T. Rowe Price’s proxy voting practices are not consistent with its positions on climate change and ESG considerations. Public voting records for the Company’s mutual funds indicate that the funds voted against the vast majority of the climate change-related shareholder proposals.11 In 2016, T. Rowe Price’s mutual funds supported only 12 percent of the climate change proposals tracked by the respected sustainable business group Ceres. The same analysis showed that several notable peers all support a dramatically higher share of reasonable climate change-related proposals , including Wells Fargo (supported 72% of climate-related proposals in 2016), Northern Trust (64%), Morgan Stanley (57%), and State Street (46%).

This approach is at odds with T. Rowe Price’s own commitments. In Principle 2 of the UNPRI, signatories pledge to “be active owners and incorporate ESG issues into our ownership policies and practices.” Principle 3 states “we will seek appropriate disclosure on ESG issues by the entities in which we invest” and includes language resolving to “support shareholder initiatives and resolutions promoting ESG disclosure.”12 Sound proxy voting is one of the principal ways in which T. Rowe Price and its subsidiaries can meet these commitments and actively manage portfolio risks and opportunities related to climate change.

By failing to support nearly 90 percent of climate change-related shareholder proposals, T. Rowe Price is missing critical opportunities to reveal and address risks in investment portfolios. The proposals in question are frequently simple requests for disclosures that would help T. Rowe Price and its subsidiaries understand how companies are dealing with the risks and opportunities presented by climate change. Many of the measures are filed at companies in sectors with high carbon emissions and serious climate risks, such as oil & gas, mining, chemicals, and industrials.

6 https://www.sec.gov/news/speech/building-meaningful-communication-and-engagement-with-shareholde.html
7 https://www.unpri.org/organisation/t-rowe-price-145519
8 https://www3.troweprice.com/usis/content/trowecorp/en/about/investment-philosophy/esg-investment-policy/_jcr_content/band-wrapper/title_paragraph_data/right-pdf/pdffile
9 https://www.cdp.net/sites/2016/69/18169/Climate%20Change%202016/Pages/DisclosureView.aspx
10 https://www3.troweprice.com/usis/content/trowecorp/en/utility/policies/_jcr_content/maincontent/polices_row_1/para-mid/thiscontent/pdf_link/pdffile
11 https://www.ceres.org/press/blog-posts/is-your-mutual-fund-company-taking-climate-change-seriously
12 https://www.unpri.org/about/the-six-principles

The Company’s obligations to clients are at stake. T. Rowe Price understands that its obligations to clients require proper handling of ESG factors, including climate risk. The Company states on its “ESG Investment Policy” website that it has an “obligation to understand the long-term sustainability of a company’s business model and the factors that could cause it to change.” T. Rowe Price claims that it gains such insights by “incorporating environmental, social, and governance (ESG) considerations into our investment process.”13

The direct connection between climate risk and T. Rowe Price’s client obligations was clear in the Company’s 2016 CDP response:

The firm’s core investment strategy is to meet our clients’ investment objectives. With regard to climate change, we have observed that a growing number of our clients have adopted investment objectives that expand beyond traditional expectations of relative financial performance. Generally, these clients want matters of environmental or social importance to be considered as factors within the overall management of their portfolios. In order to meet this growing need within our client population, we have made significant investments in internal expertise, external resources, training, and technology.14

But T. Rowe Price’s voting record on climate change-related shareholder proposals suggests strongly that this attempt to fulfill its obligation to clients is failing. As a result, we are concerned that the Company and its subsidiaries may not be adequately responding to fiduciary obligations.

The process of considering ESG factors that T. Rowe Price describes should be supported by active ownership. Fiduciary duty compels the Company and its subsidiaries to assess carefully how portfolio companies evaluate climate change and to press portfolio companies if their approach or their disclosure is inadequate. The Company itself has acknowledged the elements of that duty: the ESG Policy Statement15 highlights the importance of assessing the quality of an issuer’s disclosure on key ESG issues, and the Proxy Voting Guidelines16 acknowledge the role that proxy voting can play in addressing concerns that have not been adequately handled by management. Voting on shareholder proposals that address climate risk and disclosure is a critical opportunity to discharge that duty.

Yet, in 2016, T. Rowe Price funds passed on more than eight out of ten opportunities to support reasonable proposals addressing climate risk management and disclosure, voting against commonsense measures such as:

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A proposal asking Anadarko Petroleum to produce a report on risks to its carbon assets and a scenario analysis of its business accounting for future policies (in line with the Paris Agreement) designed to limit global warming to within 2°C of pre-industrial levels. The proposal received 42 percent shareholder support.[17]

13 https://www3.troweprice.com/usis/corporate/en/about/investment-philosophy/esg-investment-policy.html
14 https://www.cdp.net/sites/2016/69/18169/Climate%20Change%202016/Pages/DisclosureView.aspx
15 https://www3.troweprice.com/usis/content/trowecorp/en/about/investment-philosophy/esg-investment-policy/_jcr_content/band-wrapper/title_paragraph_data/right-pdf/pdffile
16 https://www3.troweprice.com/usis/content/trowecorp/en/utility/policies/_jcr_content/maincontent/polices_row_1/para-mid/thiscontent/pdf_link/pdffile
17 https://www.ceres.org/investor-network/resolutions/anadarko-carbon-asset-risk-2016

•
A proposal asking Occidental Petroleum to report on how the oil and gas company would be impacted by public policy efforts to bring about a lower-carbon economy (receiving 49 percent shareholder support).[18]

•
A proposal asking Entergy for a report on the utility’s efforts to protect shareholder value by diversifying away from legacy power generation toward “distributed-scale non-carbon-emitting electricity resources” (receiving 37 percent shareholder support).[19]

In its Opposition Statement, T. Rowe Price quotes from its Proxy Voting Policies to emphasize that the Company’s voting practices address ESG issues and its subsidiaries evaluate ESG proposals on a case-by-case basis, supporting “well targeted proposals addressing concerns that are particularly relevant for a company’s business that have not yet been adequately addressed by management.”20  However, that approach is obviously inadequate because it has prevented the Company from supporting commonsense steps on climate change in the vast majority of instances. The Company makes no effort to explain the notion that nearly 90 percent of climate change proposals would provide no economic benefit. In effect, the Opposition Statement does little more than re-assert that T. Rowe Price’s current proxy voting policies and practices comport with its fiduciary obligations.

Instead, investors need a straightforward report analyzing the consistency between T. Rowe Price’s proxy voting and the Company’s well-articulated understanding of ESG- and climate change-related risks.

Reasons to vote FOR Proposal No. 8

1.
Fiduciary obligations. The Company and its subsidiaries face risks if they cannot demonstrate that proxy voting policies and practices are responsive to their fiduciary obligations to clients. T. Rowe Price has properly acknowledged that addressing ESG issues in investment management lies within those obligations. Given the importance of this issue, the Company should examine and explain why voting against the vast majority of shareholder proposals on climate change (a critical ESG issue) is in the best interests of clients.

2.
Client expectations. Based on public disclosures and marketing materials, T. Rowe Price’s clients expect that the Company and its subsidiaries have a proactive approach to climate change. This is further evidenced in the Company’s CDP responses and in T. Rowe Price’s endorsement of the UNPRI, which is widely interpreted as a “green” signal among many asset owners in the U.S. and Europe. Investment company voting practices have received increasing attention from media and activists, as well as potential clients.[21] In January 2017, the Seattle City Employees’ Retirement System put BlackRock on watch over the asset manager’s “reticence to oppose management, limited focus on environmental and social issues, inconsistency between their proxy voting record with their policies and public pronouncements and limited transparency on investment stewardship activities” (emphasis added).[22]

18 https://www.ceres.org/investor-network/resolutions/occidental-report-on-carbon-asset-risk-2016
19 https://www.ceres.org/investor-network/resolutions/entergy-report-on-low-carbon-business-model-2016
20 Opposition Statement, 2017 Proxy, https://www.sec.gov/Archives/edgar/data/1113169/000111316917000016/a2017proxystatement.htm.
21 See: The New York Times, “Your Mutual Fund Has Your Proxy, Like It Or Not,” September 23, 2016;  Barrons, “Vanguard’s Climate Change Dismissal,” August 6, 2016; Financial Times, “Asset managers accused of climate change hypocrisy,” September, 25, 2016; Bloomberg BNA, “Activists Push Vanguard on Political Spending Transparency,” March, 16, 2016.
22 Pensions & Investments, “Seattle City Employees puts BlackRock on watch over ESG concerns,” January 20, 2017.

And a recent Bloomberg article described keen interest in proxy voting on diversity issues among the institutional asset owners that form a key part of T. Rowe Price’s market. Our Company’s Head of Global Corporate Governance Donna Anderson indicated T. Rowe Price’s frequent support for such measures. By contrast, T. Rowe Price’s voting record on climate change-related proposals poses a reputational risk which should be reconciled via analysis and disclosure.23

3.
Competition. Many of the Company’s peers have proxy voting policies and practices in line with their own proactive statements on climate change risk. A number of competitors have long supported the majority of climate change-related proposals. Notable peers (such as Goldman Sachs, Legg Mason, Morgan Stanley, and AllianceBernstein) all support a greater share of reasonable climate change-related shareholder proposals than does T. Rowe Price.[24]

Peer companies State Street Global Advisors and Northern Trust have over the past several years succeeded in reconciling proxy voting with their statements and policies on climate change risk. State Street told Reuters that it supported 51 percent of climate change-related shareholder proposals in 2016 (up from 14 percent in 2015) — a change which management attributed to the Company becoming “more comfortable with understanding the risks in our portfolio."[25] And, in the past few months, leading peers like BlackRock have pledged to revisit their proxy voting practices in light of concerns about inconsistencies between proxy voting and sound climate change risk management.

Conclusion

T. Rowe Price’s proxy voting policies and practices are at odds with its own understanding of climate change risks and opportunities. This presents risks to the Company related to its fiduciary obligations, the expectations of clients and other stakeholders, and its competitive positioning.

Given the various statements made by T. Rowe Price, its status as a UNPRI signatory, the empirically demonstrated ability of ESG issues to impact financial performance of portfolio companies, the current competitive landscape and practices of T. Rowe Price’s peers, and the apparent disconnect between T. Rowe Price’s own policies and actual proxy votes, requesting a report is a reasonable request in our view.

We also believe that this resolution is consistent with T. Rowe Price’s fiduciary duty. Indeed, acting to reduce its portfolios’ risk exposure (through the proper exercise of proxy voting rights) to material risks in order to protect client investments is fundamental to fiduciary duty.

We believe that a report analyzing proxy voting in light of the Company’s commitments and policies on climate change would help address these risks.

Shareholders are urged to vote FOR Proposal No. 8 following the instructions provided on the Company’s proxy mailing.

For questions regarding T. Rowe Price Proposal No. 8 on Climate Change and Proxy Voting, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

23 https://www.bloomberg.com/news/articles/2017-03-02/shareholders-target-pale-male-and-stale-corporate-boards
24 https://www.ceres.org/press/blog-posts/is-your-mutual-fund-company-taking-climate-change-seriously
25 http://www.reuters.com/article/us-climate-statestreet-idUSKCN11C2HK